                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ------------------------------

                                SCHEDULE 14D-1/A
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                          ------------------------------

                    VMS INVESTORS FIRST-STAGED EQUITY L.P. II
                            (Name of Subject Company)

                         COOPER RIVER PROPERTIES, L.L.C.
                            INSIGNIA PROPERTIES, L.P.
                            INSIGNIA PROPERTIES TRUST
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                          ------------------------------

                                 PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:

                               JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                          ------------------------------

                        AMENDMENT NO. 3 TO SCHEDULE 14D-1


         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on September 29, 1998, as amended by Amendment No. 1 filed with the Commission on October 19, 1998 and Amendment No. 2 filed with the Commission on October 28, 1998 (the "Statement") by Cooper River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Apartment Investment and Management Company ("AIMCO") relating to the tender offer of the Purchaser for up to 11,500 of the outstanding units of limited partnership interest (the "Units") of VMS Investors First-Staged Equity L.P. II, at a purchase price of $55 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 29, 1998 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the original Statement.

ITEM 10. ADDITIONAL INFORMATION.

         (f) The Offer has been extended to 5:00 p.m., New York time, on Monday, December 14, 1998. On November 17, 1998, the Purchaser issued a press release announcing such extension and reporting that approximately 3,940.167 Units had been tendered pursuant to the Offer to date. A copy of the press release has been filed as Exhibit (a)(7) to this Amendment No. 3 and is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (a)(7) Text of press release issued by the Purchaser on November 17, 1998.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 17, 1998

                                       COOPER RIVER PROPERTIES, L.L.C.

                                       By:    Insignia Properties, L.P.,
                                              its managing member

                                       By:    Insignia Properties Trust,
                                              its general partner


                                       By:    /s/ PATRICK J. FOYE
                                              --------------------------------
                                              Patrick J. Foye
                                              Executive Vice President


                                       INSIGNIA PROPERTIES, L.P.

                                       By:    Insignia Properties Trust,
                                              its general partner


                                       By:    /s/ PATRICK J. FOYE
                                              --------------------------------
                                              Patrick J. Foye
                                              Executive Vice President


                                       INSIGNIA PROPERTIES TRUST


                                       By:    /s/ PATRICK J. FOYE
                                              --------------------------------
                                              Patrick J. Foye
                                              Executive Vice President

                                       APARTMENT INVESTMENT AND
                                       MANAGEMENT COMPANY


                                       By:    /s/ PATRICK J. FOYE
                                              --------------------------------
                                              Patrick J. Foye
                                              Executive Vice President

                                  EXHIBIT INDEX

EXHIBIT NO.                      DESCRIPTION
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  (a)(7)   Text of press release issued by the Purchaser on November 17, 1998.